CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED

OCTOBER 31, 2025 AND 2024

Expressed in Canadian Dollars

NOTICE OF NO AUDITOR REVIEW

OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2025 & 2024

The accompanying unaudited condensed interim consolidated financial statements of Red Metal Resources Ltd. (the “Company”) for the three and nine months ended October 31, 2025 and 2024, have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of the condensed interim statements by an entity’s auditor. These unaudited condensed interim consolidated financial statements include all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the financial position, results of operations and cash flows.

RED METAL RESOURCES LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited; Expressed in Canadian Dollars)

		October 31,	January 31,
	Note	2025	2025

ASSETS
Current
Cash		$25,356	$264,778
Prepaids and other receivables	7	32,091	91,522
Total current assets		57,447	356,300

Equipment	6	23,012	28,694
Exploration and evaluation assets	5	983,426	969,445
Total assets		$1,063,885	$1,354,439

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current
Accounts payable		$81,438	$205,071
Accrued liabilities		50,819	95,343
Due to related parties	11	754,907	631,158
Notes payable	11	845,300	509,950
Flow-through share premium liability	12	60,000	60,000
Total current liabilities		1,792,464	1,501,522

Long-term notes payable	11	1,467,521	1,529,912
Withholding taxes payable	8	142,339	140,564
Total liabilities		3,402,324	3,171,998

Shareholders’ deficit
Share capital	9	9,346,112	9,346,112
Equity reserves	9,11	4,722,443	4,665,405
Deficit		(16,024,448)	(15,445,791)
Accumulated other comprehensive loss		(382,546)	(383,285)
Total shareholders’ deficit		(2,338,439)	(1,817,559)
Total liabilities and shareholders’ deficit		$1,063,885	$1,354,439

Nature and continuance of operations (Note 1)

Approved on behalf of the Board of Directors:

/s/ Caitlin Jeffs                                                                  /s/ Brian Gusko

Director                                                                             Director

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The accompanying notes are an integral part of these condensed interim consolidated financial statements.

RED METAL RESOURCES LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Unaudited; Expressed in Canadian Dollars)

		Three months ended October 31,		Nine months ended October 31,
	Note	2025	2024	2025	2024

Operating expenses:
Amortization	6	$1,838	$2,556	$5,995	$8,135
Consulting fees	11	15,000	28,000	45,000	93,407
General and administrative		32,008	44,609	116,377	142,160
Mineral exploration costs	5	16,557	11,279	166,392	49,588
Professional fees	11	4,736	2,540	29,367	58,878
Regulatory		15,893	6,107	36,633	34,020
Salaries, wages and benefits		6,439	6,161	18,363	17,205
Share-based compensation		-	46,376	-	46,376
		(92,471)	(147,628)	(418,127)	(449,769)
Other items
Accretion	11	(17,988)	-	(48,260)	-
Foreign exchange gain (loss)		2,854	(267)	6,397	(2,205)
Forgiveness of debt		-	-	21,767	14,916
Interest on notes payable	11	(49,139)	(40,631)	(140,434)	(133,962)
Net loss		(156,744)	(188,526)	(578,657)	(571,020)

Other comprehensive income
Items that may be reclassified to profit or loss
Foreign currency translation		19,570	4,938	739	6,542
Comprehensive loss		$(137,174)	$(183,588)	$(577,918)	$(564,478)

Net loss per share – basic and diluted		$(0.00)	$(0.01)	$(0.01)	$(0.02)
Weighted average number of shares outstanding - basic and diluted:		40,035,726	32,770,726	40,035,726	25,762,442

Note: All share and per share amounts in these condensed interim consolidated financial statements have been retrospectively adjusted to reflect the 1-for-3 share consolidation completed on May 23, 2024.

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The accompanying notes are an integral part of these condensed interim consolidated financial statements.

RED METAL RESOURCES LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT (Unaudited; Expressed in Canadian Dollars)

	Share Capital
	Number of common shares issued	Amount	Equity reserves	Deficit	Accumulated other comprehensive income/(loss)	Total deficit
Balance, January 31, 2024	18,288,861	$ 8,176,210	$ 4,078,941	$ (14,552,074)	$ (387,996)	$ (2,684,919)

Shares issued for private placement	1,750,000	87,500	-	-	-	87,500
Shares issued on conversion of debt	12,731,865	636,593	77,362	-	-	713,955
Forgiveness of debt with related parties	-	-	145,848	-	-	145,848
Share-based compensation	-	-	46,376	-	-	46,376
Net loss	-	-	-	(571,020)	-	(571,020)
Foreign exchange translation	-	-	-	-	6,542	6,542
Balance, October 31, 2024	32,770,726	$ 8,900,303	$ 4,348,527	$ (15,123,094)	$ (381,454)	$ (2,255,718)

Balance at January 31, 2025	40,035,726	$ 9,346,112	$ 4,665,405	$ (15,445,791)	$ (383,285)	$ (1,817,559)
	-	-	57,038	-	-	57,038
Debt restructuring with related parties	-	-	-	(578,657)	-	(578,657)
Net loss	-	-	-	-	739	739
Foreign exchange translation	40,035,726	$ 9,346,112	$ 4,722,443	$ (16,024,448)	$ (382,546)	$ (2,338,439)
Balance, October 31, 2025	18,288,861	$ 8,176,210	$ 4,078,941	$ (14,552,074)	$ (387,996)	$ (2,684,919)

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The accompanying notes are an integral part of these condensed interim consolidated financial statements.

RED METAL RESOURCES LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited; Expressed in Canadian Dollars)

	Nine months ended October 31,
	2025	2024
Cash flows used in operating activities
Net loss	$(578,657)	$(571,020)

Adjustments to reconcile net loss to net cash used in operating activities
Accretion	48,260	-
Accrued interest on notes payable	140,434	133,962
Amortization	5,995	8,135
Foreign exchange	(11,660)	(802)
Forgiveness of debt	(21,767)	(14,916)
Share-based compensation	-	46,376
Write-off of equipment	-	263
Changes in operating assets and liabilities
Prepaids and other receivables	59,431	(1,391)
Accounts payable	(100,954)	85,259
Accrued liabilities	(44,525)	(46,919)
Due to related parties	123,808	113,554
Net cash used in operating activities	(379,635)	(247,499)

Cash flows used in investing activities
Acquisition of exploration and evaluation assets	-	(5,000)
Net cash used in investing activities	-	(5,000)

Cash flows provided by financing activities
Issuance of notes payable to related parties	140,209	150,482
Cash received on subscription to shares	-	87,500
Net cash provided by financing activities	140,209	237,982

Effects of foreign currency exchange	4	114

Decrease in cash	(239,422)	(14,403)
Cash, beginning	264,778	25,699
Cash, ending	$25,356	$11,296

Non-cash transactions
Exploration and evaluation assets included in notes payable	$5,000	$-

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The accompanying notes are an integral part of these condensed interim consolidated financial statement.

RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the Three and Nine Months Ended October 31, 2025 and 2024 (Unaudited; Expressed in Canadian Dollars)

1.NATURE AND CONTINUANCE OF OPERATIONS

Red Metal Resources Ltd. (the “Company”) is involved in acquiring and exploring mineral properties in Chile through its wholly-owned subsidiary, Minera Polymet SpA (“Polymet”), organized under the laws of the Republic of Chile, and in Canada, in the provinces of Quebec and Ontario. The Company has not determined whether its properties contain mineral reserves that are economically recoverable.

The Company’s head office is located at 1130 West Pender Street, Suite 555, Vancouver, British Columbia, V6E 4A4. Its registered office address is at 550 Burrard Street, Suite 2501, Vancouver, British Columbia, V6C 2B5. The Company's mailing address is 278 Bay Street, Suite 102, Thunder Bay, Ontario, P7B 1R8. Polymet's head office is located in Vallenar, III Region of Atacama, Chile.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at October 31, 2025, the Company has not advanced its mineral properties to commercial production and is not able to finance day-to-day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds therefrom, and/or raise equity capital or borrowings sufficient to meet current and future obligations.

The Company incurred a comprehensive loss of $577,918 for the nine months ended October 31, 2025, and, as at October 31, 2025, had a deficit of $16,024,448, and its current liabilities exceeded its current assets by $1,735,017. The Company raises financing for its exploration and development activities in discrete tranches to finance its activities for limited periods only. The Company has identified that further funding may be required for working capital purposes, and to finance the Company’s exploration programs and development of mineral assets. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

On May 23, 2024, the Company completed a share consolidation (reverse stock split) on the basis of one new share for every three old shares. All references to shares and per share amounts in these condensed interim consolidated financial statements and accompanying notes have been retrospectively adjusted to reflect the share consolidation as if it had occurred at the beginning of the earliest period presented.

These condensed interim consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements; such adjustments may be material.

2.STATEMENT OF COMPLIANCE AND BASIS OF PREPARATION

a)Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). Accordingly, they do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended January 31, 2025.

The accounting policies and methods of computation applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied in the Company’s most recent audited consolidated financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on December 29, 2025.

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RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the Three and Nine Months Ended October 31, 2025 and 2024 (Unaudited; Expressed in Canadian Dollars)

b)Basis of Presentation and Consolidation

The condensed interim consolidated financial statements of the Company as at and for the three and nine months ended October 31, 2025 and 2024 are comprised of the Company and its wholly-owned subsidiary, Minera Polymet SpA, (together referred to as “Red Metal”, or the “Company”). Polymet is consolidated from the date of its incorporation, as Red Metal is the sole shareholder and therefore has the control and power to govern the financial and operating policies of Polymet as to obtain benefits from its activities. The Company will continue to consolidate until the date Red Metal no longer has control over Polymet.  The financial statements of Polymet are prepared for the same reporting period as the parent company, using consistent accounting policies. Balances, transactions, income and expenses between Red Metal and Polymet are eliminated on consolidation.

The condensed interim consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments, which are recorded at fair value. All amounts are expressed in Canadian dollars.

Balance sheet items are classified as current if receipts or payments are due within twelve months. Otherwise, they are presented as non-current.

The preparation of financial statements in compliance with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported expenses during the period. Actual results could differ from these estimates. The areas involving significant assumptions and estimates are disclosed in Note 3.

c)Foreign Currency Translation

The functional currency of the Company is the Canadian dollar. The functional currency of the Company’s subsidiary, Polymet, is the Chilean peso, which is determined to be the currency of the primary economic environment in which Polymet operates.

d)New and revised IFRS issued but not yet effective

Accounting standards, amendments to standards, or interpretations with future effective dates are either not applicable or are not expected to have a significant impact on the Company’s condensed interim consolidated financial statements.

3.SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. These condensed interim consolidated financial statements include estimates which, by their nature, are uncertain. These assumptions and associated estimates are based on historical experience and other factors that are considered to be relevant. The current market conditions introduce additional uncertainties, risks and complexities in management’s determination of the estimates and assumptions used to prepare the Company’s financial results. As volatility in financial markets is an evolving situation, management cannot reasonably estimate the length or severity of the impact on the Company. As such, actual results may differ from estimates, and the effect of such differences may be material. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

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RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the Three and Nine Months Ended October 31, 2025 and 2024 (Unaudited; Expressed in Canadian Dollars)

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the financial statements:

•classification/allocation of expenses as exploration and evaluation expenditures;

•classification and measurement of the Company’s financial assets and liabilities;

•determination that the Company is able to continue as a going concern; and

•determination whether there have been any events or changes in circumstances that indicate the impairment of the Company’s exploration and evaluations assets.

Key sources of estimation uncertainty include the following:

•the carrying value and recoverability of exploration and evaluation assets;

•recoverability and measurement of deferred tax assets;

•provisions for restoration and environmental obligations and contingent liabilities; and

•measurement of share-based transactions.

4.FINANCIAL INSTRUMENTS AND RISKS

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels at the fair value hierarchy are:

Level 1 -quoted prices in active markets for identical assets and liabilities.

Level 2 -observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 -unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions.

The Company has classified its cash as measured at fair value in the statement of financial position, using level 1 inputs

Categories of financial instruments

As at:	October 31, 2025	January 31, 2025
Financial assets:
FVTPL
Cash	$25,356	$264,778
Financial liabilities:
Amortized cost
Accounts payable	$81,438	$205,071
Accrued liabilities	$50,819	$95,343
Due to related parties	$754,907	$631,158
Notes payable	$2,312,821	$2,039,862

Assets and liabilities measured at fair value on a recurring basis:

As at October 31, 2025	Level 1	Level 2	Level 3	Total
Cash	$25,356	$-	$-	$25,356

As at January 31, 2025	Level 1	Level 2	Level 3	Total
Cash	$264,778	$-	$-	$264,778

Accounts payable, accrued liabilities, and due to related parties approximate their fair value due to the short-term nature of these instruments.

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RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the Three and Nine Months Ended October 31, 2025 and 2024 (Unaudited; Expressed in Canadian Dollars)

Loans payable are measured at amortized cost. Upon recognition, the fair values of the loans are estimated by discounting cash flows using interest rates of debt instruments with similar terms, maturities, and risk profiles.

Risk management

The Company has exposure to the following risks from its use of financial instruments: credit risk, market risk and liquidity risk. Management, the Board of Directors, and the Audit Committee monitor risk management activities and review the adequacy of such activities.

Credit risk:

Credit risk is the risk of potential loss to the Company if a customer or counter party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is limited to the carrying amount on the statement of financial position and arises from the Company’s cash, which is held with a high-credit quality financial institutions in Canada and in Chile. As such, the Company’s credit risk exposure is minimal.

Market risk:

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices.

i.Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has minimal interest rate risk as it has no interest accumulating financial assets that may become susceptible to interest rate fluctuations.

ii.Currency risk:

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company has offices in Canada and Chile, and holds cash in Canadian, United States, and Chilean Peso currencies. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and the Chilean Peso could have an effect on the Company’s results of operations, financial position, and/or cash flows. At October 31, 2025, the Company had no hedging agreements in place with respect to foreign exchange rates. As the majority of the transactions of the Company are denominated in CAD and Chilean Peso currencies, movements in the foreign exchange rates are not expected to have a material impact on the consolidated statements of comprehensive loss.

iii.Equity price risk:

Equity price risk is the risk that the fair value of equity/securities decreases as a result of changes in the levels of equity indices and the value of individual stocks. The Company is not exposed to equity price risk as it does not have any investments in marketable securities.

iv.Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, considering its anticipated cash flows. Historically, the Company’s sources of funding have been through equity financings and loans from the Company’s management and its major shareholder. The Company’s access to financing is uncertain, and there can be no assurance of continued access to significant debt or equity funding.

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RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the Three and Nine Months Ended October 31, 2025 and 2024 (Unaudited; Expressed in Canadian Dollars)

The following table details the remaining contractual maturities of the Company’s financial liabilities as of October 31, 2025.

	Within 1 year	1-5 years	5+ years	Total
Accounts payable	$81,438	$-	$-	$81,438
Accrued liabilities	50,819			50,819
Amounts due to related parties	754,907	-	-	754,907
Loans payable	845,300	1,467,521	-	2,312,821
Withholding taxes payable	-	-	142,339	142,339
	$1,732,464	$1,467,521	$142,339	$3,342,324

5.EXPLORATION AND EVALUATION ASSETS

As of October 31, 2025 and January 31, 2025, the Company’s interest in exploration and evaluation assets consisted of three copper-gold projects on two properties in Chile, namely the Farellón and Perth Projects, comprising the Carrizal Property, and the Mateo Project comprising the Mateo Property. During the second part of Fiscal 2025, the Company acquired four separate packages of mineral claims and mineral claim applications in Ville Marie, Quebec, and 149 mineral claims located in the Larder Lake Mining District of Ontario. The Company capitalizes acquisition costs incurred on its exploration and evaluation assets; the costs associated with exploration and drilling programs, as well as property tax payments, are expensed as period costs in the period they are incurred. The following tables present acquisition costs associated with each property as of October 31, 2025 and January 31, 2025:

Exploration and evaluation assets at October 31, 2025

	January 31, 2025	Acquisition costs	Effect of Foreign currency translation	October 31, 2025
Farellón Project
Farellón	$400,101	$-	$5,054	$405,155
Quina	154,214	-	1,948	156,162
Exeter	156,630	-	1,979	158,609
Farellón Project, sub-total	710,945	-	8,981	719,926
Point Piche Project(1)	93,000	5,000	-	98,000
Larder Lake Project	165,500	-	-	165,500
Total costs	$969,445	$5,000	$8,981	$983,426

(1)During the period ending October 31, 2025, the Company was notified that the likelihood of approval by the Quebec Ministry of Natural Resources and Forests of the eight claims from the original 19 claims comprising the Point Piche Project was highly unlikely. However, subsequent to October 31, 2025, the claims were approved, and therefore, the Company is planning to issue the required 500,000 common shares in January 2026.

Exploration and evaluation assets at January 31, 2025

	January 31, 2024	Acquisition costs	Effect of Foreign currency translation	January 31, 2025
Farellón Project
Farellón	$394,421	$-	$5,680	$400,101
Quina	152,025	-	2,189	154,214
Exeter	154,406	-	2,224	156,630
Farellón Project, sub-total	700,852	-	10,093	710,945
Point Piche Project	-	93,000	-	93,000
Larder Lake Project	-	165,500	-	165,500
Total costs	$700,852	$258,500	$10,093	$969,445

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RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the Three and Nine Months Ended October 31, 2025 and 2024 (Unaudited; Expressed in Canadian Dollars)

During the nine months ended October 31, 2025 and 2024, the Company incurred the following costs associated with the exploration activities on its mineral properties:

Exploration costs for the period ended October 31, 2025

	Farellón Project	Perth Project	Mateo Project	Point Piche Project	Larder Lake Project	Total Costs
Property taxes paid	$ 34,148	$ 68,290(1)	$ 7,657	$ -	$ -	$ 110,095
Assay costs	7,427	-	-	-	-	7,427
Camp costs	13	-	-	-	-	13
Total exploration costs	$ 41,588	$ 68,290	$ 7,657	$ -	$ -	$ 117,535

(1)The Company chose not to pay property taxes on two claims included in the Perth Project, as they hold the least potential. The Company continues to hold title to these claims; however, there is a likelihood that the Company may lose access to them should the Government of Chile include them in the next mineral claims auction

In addition to the costs listed in the table above, during the nine months ended October 31, 2025, the Company incurred an additional $3,857 in claim maintenance fees on its mineral exploration properties in Chile and an additional $45,000 in general geological fees related to its mineral exploration properties in Canada. These fees are included in the mineral exploration costs in the consolidated statements of loss and comprehensive loss.

Exploration costs for the period ended October 31, 2024

	Farellón Project	Perth Project	Mateo Project	Point Piche Project	Larder Lake Project	Total Costs
Property taxes paid	$ 9,185	$ 21,295	$ 1,800	$ -	$ -	$ 32,280
Camp costs	2,855	-	-	-	-	2,855
Total exploration costs	$ 12,040	$ 21,295	$ 1,800	$ -	$ -	$ 35,135

In addition to the costs listed in the table above, during the nine months ended October 31, 2024, the Company incurred an additional $4,453 in claim maintenance fees on its mineral exploration properties in Chile and an additional $10,000 in general geological fees related to its mineral exploration properties in Canada. These fees are included in the mineral exploration costs in the consolidated statements of loss and comprehensive loss.

6.EQUIPMENT

Changes in equipment cost, depreciation and net book value of the equipment at October 31, 2025 and January 31, 2025 are as follows:

Cost	Equipment
Balance at January 31, 2024	$95,409
Disposition of equipment	(13,177)
Effect of foreign currency translation	1,184
Balance at January 31, 2025	83,416
Effect of foreign currency translation	1,054
Balance at October 31, 2025	$84,470
Accumulated depreciation
Balance at January 31, 2024	$56,474
Additions	10,451
Disposition of equipment	(12,914)
Effect of foreign currency translation	711
Balance at January 31, 2025	$54,722

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RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the Three and Nine Months Ended October 31, 2025 and 2024 (Unaudited; Expressed in Canadian Dollars)

-table continued-

Cost	Equipment
Balance at January 31, 2025	$54,722
Additions	5,995
Effect of foreign currency translation	741
Balance at October 31, 2025	61,458
Net carrying amounts
Balance, January 31, 2025	$28,694
Balance, October 31, 2025	$23,012

7.PREPAIDS AND OTHER RECEIVABLES

Prepaids and other receivables consisted of the following as at October 31, 2025 and January 31, 2025:

	October 31, 2025	January 31, 2025
GST receivable	$13,557	$4,313
Prepaid expenses for general and administrative fees	18,534	87,209
Total prepaids and other receivables	$32,091	$91,522

8.WITHHOLDING TAXES PAYABLE

As at October 31, 2025 and January 31, 2025, the Company had $142,339 and $140,564 in Chilean withholding taxes payable, respectively.

9.SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value (the “Shares”).

Common shares issued during the period ended October 31, 2025

During the nine months ended October 31, 2025, the Company did not have any transactions that resulted in the issuance of Shares.

Common shares issued during the year ended January 31, 2025

On June 19, 2024, the Company closed the first tranche of a private placement financing (the “Offering”), issuing 1,200,000 Shares for gross proceeds of $60,000.

In addition, the Company issued a total of 12,581,865 Shares on conversion of $629,093 that the Company owed to its related parties. Of this amount, $450,000 owed under the notes payable to related parties were reassigned to new directors and officers of the Company, who joined the management team on May 10, 2024, $50,000 was owed to Da Costa Management Corp, an entity owned by the Company’s CFO, for prior consulting services, and $129,093 was owed to Fladgate Exploration Consulting Corporation, an entity controlled by Mr. Thompson, the Company’s director and VP of Exploration, and Ms. Jeffs, the Company’s director and CEO, under an 8% note payable due on demand. Fladgate forgave $77,362 in interest accumulated on the principal due under the note, which was recorded as a contribution in equity reserves (Note 11).

On July 18, 2024, the Company closed the second and final tranche of the Offering, issuing 550,000 Shares for gross proceeds of $27,500.

On July 18, 2024, the Company issued 150,000 Shares on conversion of $7,500 that the Company owed to one of its vendors.

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RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the Three and Nine Months Ended October 31, 2025 and 2024 (Unaudited; Expressed in Canadian Dollars)

On November 13, 2024, the Company issued 1,100,000 Shares pursuant to the definitive agreement (the “Agreement”) with a vendor to acquire a 100% interest in three separate packages of mineral claims and mineral claim applications in Ville Marie, Quebec (the “Point Piche Project”). The shares were valued at $88,000 (Note 5).

On November 22, 2024, the Company closed the first tranche of a non-brokered private placement (the “November Offering”), issuing 3,000,000 flow-through units (the “FT Units”) for gross proceeds of $300,000, with $45,000 allocated to warrant reserve, based on the residual value, and $60,000 recorded as flow-through share liability. Each FT Unit consisted of one flow-through Share (an “FT Share”) and one-half of one non-transferable Share purchase warrant (each whole Share purchase warrant, a “Warrant”). In addition, the Company issued an aggregate of 915,000 non-flow-through units (the “NFT Units”) for gross proceeds of $73,200, of which $13,725 was allocated to warrant reserve based on the residual value. Each NFT Unit consisted of one Share and one-half of one non-transferable Share purchase warrant (each whole share purchase warrant, a “Warrant”). Each whole Warrant is exercisable to acquire one Share at an exercise price of $0.12 per Share until May 22, 2026.

In connection with the November Offering, the Company incurred $54,166 in share issuance costs, of which $30,000 was associated with a cash finder’s fee, $5,350 was associated with regulatory fees, and $18,816 was attributed to 300,000 finder’s warrants. Each finder’s warrant is exercisable to acquire one Share at an exercise price of $ 0.12 per Share until May 22, 2026. The Company used Black-Scholes Option Pricing Model to determine the value of the finder’s warrants. The following assumptions were used:

Expected life of the finder’s warrants	1.5 years
Risk-free interest rate	3.37%
Expected dividend yield	Nil
Expected share price volatility	362%
Fair value at the date of transaction	$0.065

On December 12, 2024, the Company issued 2,250,000 Shares pursuant to a mineral claims acquisition agreement dated December 2, 2024, to acquire a 100% interest in 149 mineral claims located in the Larder Lake Mining District of Ontario (the “Larder Lake Project”). The shares were valued at $157,500 (Note 5).

Warrants

The changes in the number of warrants outstanding during the nine months ended October 31, 2025, and for the year ended January 31, 2025, are as follows:

	Nine months ended October 31, 2025			Year ended January 31, 2025
	Number of warrants	Weighted average exercise price		Number of warrants	Weighted average exercise price
Warrants outstanding, beginning	2,257,500		$0.12	2,453,473	$1.17
Warrants issued	-	$	n/a	2,257,500	$0.12
Warrants expired	-	$	n/a	(2,453,473)	$1.17
Warrants outstanding, ending	2,257,500		$0.12	2,257,500	$0.12

All warrants outstanding as at October 31, 2025, had an expiry date of May 22, 2026, were exercisable at $0.12 per Share, and had a life of 0.56 years.

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RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the Three and Nine Months Ended October 31, 2025 and 2024 (Unaudited; Expressed in Canadian Dollars)

Options

The Company adopted an incentive stock option plan (the “Option Plan”) which provides that the Board of Directors of the Company may, from time to time, at their discretion and in accordance with the CSE requirements, grant stock options to directors, officers and technical consultants for up to 10% of the issued and outstanding common shares of the Company.  Such options are exercisable for a period of up to ten years from the date of grant.  Exercise price and vesting terms are determined at the time of grant by the Board of Directors.

The changes in the number of options outstanding during the nine months ended October 31, 2025, and for the year ended January 31, 2025, are as follows:

	Nine months ended October 31, 2025		Year ended January 31, 2025
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Options outstanding, beginning	1,640,000	$0.29	556,667	$0.75
Options granted	-	n/a	1,200,000	$0.12
Options expired	-	n/a	(116,667)	$0.75
Options outstanding, ending	1,640,000	$0.29	1,640,000	$0.29

Details of options outstanding as at October 31, 2025, are as follows:

Number of options exercisable	Grant date	Exercise price and expiry date
440,000	November 24, 2021	$0.75 expiring on November 24, 2026
1,200,000	October 2, 2024	$0.12 expiring on October 2, 2026
1,640,000

As at October 31, 2025, the granted and exercisable options had a weighted average life of 0.97 years.

10.FORGIVENESS OF DEBT

During the nine months ended October 31, 2025, the Company’s vendors forgave a total of $21,767 in previously unpaid fees.  During the nine months ended October 31, 2024, the Company recorded $14,916 as forgiveness of debt associated with the write-off provision the Company recorded on vendor payables, which exceeded the statute of limitations.

11.RELATED PARTY TRANSACTIONS

Related parties include the directors, officers, key management personnel, close family members and entities controlled by these individuals. Key management personnel are those having authority and responsibility for planning, directing and controlling the activities of the Company as a whole.

Transactions with Related Parties

During the three and nine months ended October 31, 2025 and 2024, the Company incurred the following expenses with related parties:

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RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the Three and Nine Months Ended October 31, 2025 and 2024 (Unaudited; Expressed in Canadian Dollars)

	Three months ended October 31,		Nine months ended October 31,
	2025	2024	2025	2024
Consulting fees to a company owned by an officer and a former director	$15,000	$15,000	$45,000	$45,000
Consulting fees to a company controlled by officers and directors	-	10,000	-	10,000
Mineral exploration costs to a company controlled by officers and directors	15,000	-	45,000	10,000
Consulting fees to a director and Vice President (“VP”) of Finance	-	12,000	-	20,000
Consulting fees to a director	-	-	-	10,000
Legal fees paid to a company controlled by a director	5,256	3,461	15,822	17,321
Share-based compensation	-	38,645	-	38,645
Total transactions with related parties	$35,256	$79,106	$105,822	$150,966

Amounts due to Related Parties

The following amounts were due to related parties as at:

	October 31, 2025	January 31, 2025

Due to a company owned by an officer and a former director (a)	$216,387	$171,387
Due to a company controlled by officers and directors (a)	171,806	171,806
Due to a company controlled by officers and directors (a)	293,973	243,123
Due to an officer and director (a)	45,668	20,047
Due to a company controlled by a director (a)	19,281	16,714
Due to the Chief Executive Officer (“CEO”) and director (a), (b)	3,233	3,341
Due to a major shareholder (a), (b)	2,027	2,162
Due to the Chief Financial Officer (“CFO”) (a), (b)	1,402	1,448
Due to a company controlled by a director (a)	1,130	1,130
Total due to related parties	$754,907	$631,158

(a)Amounts are unsecured, due on demand and bear no interest.

(b)On July 29, 2020, Polymet entered into mining royalty agreements (the “NSR Agreements”) with the Company’s CEO, CFO, and the major shareholder (the “Purchasers”) to sell net smelter returns (the “NSR”) on its mineral concessions. NSR range from 0.3% to 1.25%, depending on the particular concession and the Purchaser. The Company’s CEO agreed to acquire the NSR for $2,103 (US$1,500), the CFO agreed to acquire the NSR for $1,402 (US$1,000), and the major shareholder agreed to acquire the NSR for $3,505 (US$2,500).

The NSR will be paid quarterly once commercial exploitation begins and will be paid on gold, silver, copper and cobalt sales. If, within two years, the Company does not commence commercial exploitation of the mineral properties, an annual payment of $10,000 per purchaser will be paid.

Pursuant to Chilean law, the NSR agreements will come in force only when registered against the land title in Chile. The registration of the NSR Agreements has been deferred, therefore the payments made by the CEO, CFO, and the major shareholder have been recorded as advances on the books of the Company and will be applied towards the NSR Agreements, once they are fully legalized.

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RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the Three and Nine Months Ended October 31, 2025 and 2024 (Unaudited; Expressed in Canadian Dollars)

Notes payable to Related Parties

Debt Restructuring

On May 9, 2024, The Company restructured a portion of its debt with related parties (the “Creditors”) in the amount of $1,911,451, whereby the Creditors agreed to forgive a total of $145,848 in interest accrued on demand notes payable up to January 31, 2024 (which was recorded as part of the equity reserves), and to restructure repayment of remaining balance of $1,765,603 plus interest accrued on the Debt up to May 9, 2024, totaling $51,651 over a five-year period (the “Restructured Loan Agreements”). Under the Restructured Loan Agreements, the remaining balance and accrued interest, totalling $1,817,255 (the “Debt”), continues to accrue interest at an annual interest rate of 8%, and must be repaid in a series of semi-annual installment payments, commencing six months from the date of the Debt restructuring, on November 9, 2024, over a period of five years.

On January 13, 2025, the Company and the Creditors amended the Restructured Loan Agreements to extend and combine the first two payments to July 15, 2025. All other terms of the Restructured Loan Agreements remained the same.

On July 15, 2025, the Company and the Creditors further amended the Restructured Loan Agreements to extend and combine the July 15, 2025, payment, as amended, with the two following payments to July 31, 2026, and to stagger all other payments at six-month intervals starting from July 31, 2026. All other terms of the Restructured Loan Agreements remained the same.

In measuring the fair value of the Restructured Loan Agreements in alignment with IFRS 9, Financial Instruments, at May 9, 2024, the Company recognized an equity component of $239,337 against the balance of the Debt relating to the below-market interest rate. The July 15, 2025, amendment resulted in a further increase to the equity component of $57,038. The value of the equity component and its further adjustment were determined by discounting the total expected future obligations under the Restructured Loan Agreements at a market interest rate of 13%.

During the three- and nine-month periods ending October 31, 2025, the Company recorded accretion on the Debt of $17,988 and $48,260, respectively, as well as $40,682 and $118,399 in interest on the Debt, respectively.

A reconciliation of the Debt balance outstanding at October 31, 2025 and January 31, 2025, is as follows:

Initial Debt at May 9, 2024	$1,765,604
Interest accrued up to May 9, 2024	51,651
Equity portion of loans payable	(239,337)
Interest	109,064
Accretion	38,220
Total Debt balance at January 31, 2025	1,725,202
Equity portion of loans payable as a result of amendment	(57,038)
Interest	118,399
Accretion	48,260
Total Debt balance at October 31, 2025	$1,834,823

The components of the Debt reported under current and non-current liabilities are detailed as follows for the dates indicated:

	October 31, 2025	January 31, 2025
Current Debt balance	$367,302	$195,290
Non-current Debt balance	1,467,521	1,529,912
Total Debt balance	$1,834,823	$1,725,202

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RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the Three and Nine Months Ended October 31, 2025 and 2024 (Unaudited; Expressed in Canadian Dollars)

Other Related Party Notes Payable due on Demand

The following amounts were due under the notes payable on demand:

	October 31, 2025	January 31, 2025

Notes payable to the CEO and director (a)	$46,439	$43,743
Line of credit with the CEO and director (b)	151,989	134,591
Note payable to a company controlled by officers and directors (a)	190,722	136,326
Line of credit with a company controlled by officers and directors (c)	38,354	-
Note payable to the mother of the Company’s CEO and director (a)	50,494	-
Total notes payable to related parties	$477,998	$314,660

(a)These notes payable are unsecured, due on demand and accumulate interest at a rate of 8% per annum.

(b)On November 20, 2024, the Company entered into an unsecured line of credit agreement with the Company’s CEO and Director for up to $200,000. The outstanding balance, if any, on the revolving loan is due and payable on demand and bears interest at an annual rate of 8%. As at October 31, 2025, the Company had $141,115 drawn on the facility (January 31, 2025 - $132,496) with $10,874 in interest accrued thereon (January 31, 2025 - $2,095).

(c)On February 1, 2025, the Company entered into an unsecured line of credit agreement with a company controlled by the Company’s CEO and director and the Company’s VP of Exploration and director, for up to US$100,000. The outstanding balance, if any, on the revolving line of credit is due and payable on demand and bears interest at an annual rate of 8%. As at October 31, 2025, the Company had $36,615 (US$26,120) drawn on the facility with $1,739 (US$1,240) in interest accrued thereon.

Interest Expense

A reconciliation of the interest expense accrued on the outstanding notes payable for the three and nine months ended October 31, 2025 and 2024, is as follows:

	Three months ended October 31,		Nine months ended October 31,
	2025	2024	2025	2024
Interest accrued on notes payable due on demand	$8,457	$8,895	$22,035	$69,062
Interest accrued on the Debt subsequent to restructuring on May 9, 2024	40,682	31,736	118,399	64,900
Total interest expense	$49,139	$40,631	$140,434	$133,962

12.FLOW-THROUGH LIABILITY

	October 31, 2025	January 31, 2025
Balance, beginning	$60,000	$-
Share premium liability on flow-through shares	-	60,000
Balance, ending	$60,000	$60,000

On November 22, 2024, the Company issued 3,000,000 FT Units for gross proceeds of $300,000 (Note 9). The premium received on the FT Units issued was determined to be $60,000 and was recorded as a share capital reduction. An equivalent flow-through share premium liability was recorded and will be reduced as and when the qualified exploration expenditures occur.

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RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the Three and Nine Months Ended October 31, 2025 and 2024 (Unaudited; Expressed in Canadian Dollars)

The Company renounced the full amount of $300,000 with an effective date for tax purposes of December 31, 2024, under the look-back rule. As a result, the Company is committed to spending $300,000 on qualifying expenditures by December 31, 2025.

During the three and nine months ended October 31, 2025, and for the year ended January 31, 2025, the Company did not incur any qualifying exploration costs.

13.SEGMENTED INFORMATION

The Company has one operating segment, the exploration of mineral properties, and two geographical segments. All of the Company’s equipment is located in Chile, and the exploration and evaluation assets are located in Chile and in Canada as follows:

	Chile		Canada
	October 31, 2025	January 31, 2025	October 31, 2025	January 31, 2025
Equipment	$23,012	$28,694	$-	$-
Exploration and evaluation assets	719,926	710,945	263,500	258,500
	$742,938	$739,639	$263,500	$258,500

14.CAPITAL MANAGEMENT

The Company manages its capital, consisting of share and working capital, in a manner consistent with the risk characteristics of the assets it holds. All sources of financing are analyzed by management and approved by the Board of Directors. The Company’s objectives when managing capital is to safeguard the Company’s ability to continue as a going concern and to support the exploration and development of its exploration and evaluation assets and to sustain future development of its business. The Company is meeting its objective of managing capital through preparing short-term and long-term cash flow analysis to ensure an adequate amount of liquidity. The Company is not subject to any externally imposed capital restrictions. There were no changes in the Company's approach to capital management during the period.

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